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                                                                          197768
                                                                   PRESS RELEASE

AEGON OPENS LIFE INSURANCE OPERATIONS IN SLOVAKIA

Today the AEGON Group officially launched its life insurance activities in Slovakia. AEGON Slovakia started selling traditional life insurance products last September.

Donald J. Shepard, chairman of the Executive Board of AEGON N.V., commented:

"This is an important day for AEGON. In recent years the economic development in Central and Eastern Europe has been very promising. In the run-up to the imminent membership of the European Union, Slovakia has experienced a successful socio-economic development and the Slovak life insurance market has already shown considerable growth. Furthermore, the ongoing reform of the pension system may create interesting opportunities. We look forward to participating in the growth of the Slovak market".

As announced earlier, AEGON has entered the life insurance market of Slovakia in the form of a greenfield operation and gained the regulatory approvals in June of this year. AEGON intends to play a significant role in the development of this sector. AEGON Slovakia will focus on life insurance - especially endowment products and term insurance. Accident and health insurance will only be sold in connection with life insurance as a rider product.

Head of AEGON Slovakia is Jana Gruntova. A dedicated local team, led by general manager Peter Brudnak, is now building a strong and focused nationwide sales network, with regional centers in four large cities. The main office is located in Bratislava.

The launch in Slovakia fits AEGON's strategy. AEGON is focused on life insurance, pensions and related savings and investment products in a number of markets that offer both scale and growth opportunities.

The Hague, October 29, 2003

Inquiries:

AEGON N.V.
Group Corporate Affairs & Investor Relations

+ 31 70 344 83 44 (telephone)
+ 31 70 344 84 45 (fax)
groupcom@aegon.nl (e-mail)

Web site: www.aegon.com

Press conference
A press conference will be held this morning at the Radisson SAS Carlton Hotel, Hviezdoslavovo nam 3, 81102 Bratislava 1, at 11.30 (GMT +1).

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AEGON N.V. profile
AEGON N.V. is the holding company of one of the world's largest listed life insurance groups ranked by market capitalization and assets. Close to 90% of the existing business is in life insurance, pensions and related savings and investment products. The Group is also active in accident and health insurance, general insurance and limited banking activities. The AEGON Group is a decentralized multi-domestic corporation. Worldwide about 29,000 employees find their careers at AEGON.

AEGON is active in three major markets: the Americas - including the United States and Canada - the Netherlands and the United Kingdom. The Group is also present in: Hungary, Spain, Taiwan, France, Slovakia and China and has a representative office in India. Its corporate headquarters are located in The Hague, the Netherlands.

AEGON values its reputation as a shareholder friendly company. The AEGON shares are listed on stock exchanges in six important financial centers of the world:
Amsterdam, Frankfurt, London, New York (NYSE), Tokyo and Zurich. Additionally, AEGON options are traded on Euronext Amsterdam, the Chicago Board Options Exchange and the Philadelphia Stock Exchange. AEGON's continuing financial strength is also reflected in the AA financial strength ratings assigned by Standard & Poors' to our operating units in the USA, the Netherlands and the UK.

Disclaimer
The statements contained in this press release that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "believe", "estimate", "intend", "may", "expect", "anticipate", "predict", "project", "counting on", "plan", "continue", "want", "forecast", "should", "would", "is confident" and "will" and similar expressions as they relate to us are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.
All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations, including, but not limited to, the following:
[X] Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;
[X] Changes in the performance of financial markets, including emerging markets, including:
[X] The frequency and severity of defaults by issuers in our fixed income investment portfolios; and
[X] The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in value of equity and debt securities we hold;
[X]  The frequency and severity of insured loss events;
[X] Changes affecting mortality, morbidity and other factors that may affect the profitability of our insurance products;
[X] Changes affecting interest rate levels and continuing low interest rate levels;
[X] Changes affecting currency exchange rates, including the EUR/USD and EUR/GBP exchange rates;
[X] Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;
[X] Changes in laws and regulations, particularly those affecting our operations, the products we sell and the attractiveness of certain products to our consumers;
[X] Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;
[X]  Acts of God, acts of terrorism and acts of war;
[X]  Changes in the policies of central banks and/or foreign governments;
[X] Litigation or regulatory action that could require us to pay significant damages or change the way we do business;
[X]  Customer responsiveness to both new products and distribution channels;
[X] Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;
[X] Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives.